Exhibit 99.1

Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001 -23	A Publicly-Held Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors approved as of today, January 14, 2021, the payment up to April 30, 2021 of the following earnings to stockholders, based on the final stockholding position recorded on January 22, 2021:

interest on capital, in the amount of R$ 0.050160 per share, with a 15% withholding income tax, resulting in net interest of R$ 0,042636 per share, with the exception of any corporate stockholders able to prove they are either immune or exempt from such withholding.

If you have any question, please click on www.itau.com.br/investor-relations, as follows: Contact IR > Service.

São Paulo (SP), January 14, 2021.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence

Note: Dividends and interest on capital are equally paid for common (ITUB3) and preferred (ITUB4) shares.